MERIT HIGH YIELD FUND

a series of the Merit Advisors Investment Trust

Annual Report

For the Period from May 14, 2004
(Date of Initial Public Investment)
through October 31, 2004

INVESTMENT ADVISOR
Merit Advisors, Inc.
11032 Quail Creek Road, Suite 105
Oklahoma City, Oklahoma 73120-6208

MERIT HIGH YIELD FUND
11032 Quail Creek Road, Suite 105
Oklahoma City, Oklahoma 73120-6208
1-800-430-3863

DISTRIBUTOR
Capital Investment Group, Inc.
Post Office Drawer 32249
Raleigh, North Carolina 27622
1-800-773-3863

Statements in this Annual Report that reflect projections or expectations of future financial or economic performance of the Merit High Yield Fund ("Fund") and of the market in general and statements of the Fund's plans and objectives for future operations are forward-looking statements. No assurance can be given that actual results or events will not differ materially from those projected, estimated, assumed or anticipated in any such forward-looking statements. Important factors that could result in such differences, in addition to the other factors noted with such forward-looking statements, include, without limitation, general economic conditions such as inflation, recession and interest rates. Past performance is not a guarantee of future results.

An investment in the Fund is subject to investment risks, including the possible loss of some or the entire principal amount invested. Since the Fund may invest in below investment grade securities without limit, the Fund's investments should be considered speculative. There can be no assurance that the Fund will be successful in meeting its investment objective. Generally, the Fund will be subject to the following additional risks: active investor risk, market risk, valuation risks, short term liquidity and investment risks, management style risks, credit risk, below investment grade securities risk, income risk, interest rate risk, maturity risk, operating expense risk, risks related to credit default swaps and other credit derivatives, risks related to investment in other investment companies, risks related to CEIC, ETF, or UIT net asset value and market price, risks related to portfolio turnover, risks related to using derivative instruments and non-diversified fund risk. More information about these risks and other risks can be found in the Fund's prospectus.

The performance information quoted in this annual report represents past performance, which is not a guarantee of future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. An investor may obtain performance data current to the most recent month-end by visiting www.ncfunds.com.

An investor should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The prospectus contains this and other information about the Fund. A copy of the prospectus is available at www.ncfunds.com or by calling Shareholder Services at 1-800-773-3863. The prospectus should be read carefully before investing.

MERIT HIGH YIELD FUND
Asset Allocation as of October 31, 2004 (% of net assets)



U.S. GOVERNMENT AND AGENCY OBLIGATIONS - 36.52%

FIXED INCOME DERIVATIVE SECURITIES - 11.14%

INVESTMENT COMPANY - 2.94%

MERIT HIGH YIELD FUND

December 29, 2004

Dear Shareholder:

Enclosed for your review is the inaugural fiscal year report for the Merit High Yield Fund (the "Fund") for its fiscal year ended October 31, 2004.The Merit High Yield Fund represents, we believe, a first for the mutual fund industry. We believe it is the first high yield bond fund to concentrate its portfolio holdings in a relatively new type of high yield security called credit default swaps* for the purpose of providing liquidity for frequent exchangers. For more information on credit default swaps, please contact the Fund for a copy of its current prospectus by calling the Fund toll-free at 1-877-556-3730. In concentrating on this type of high yield security, fund management hopes to provide frequent exchangers with a much higher degree of liquidity than is found in the typical high yield bond fund.

Performance Discussion

The Fund began its public offering of shares on May 14, 2004, but because it had to meet the requirements of a "Qualified Institutional Buyer (QIB)" (which requires, among other things, that the Fund's investment advisor must have $100 million of investments under management in the Fund in order to be able to purchase certain high yield securities meeting the investment strategy of the Fund) it did not begin to invest in those types of securities until its assets had reached the $100 million level. The Fund's qualification as a QIB occurred on July 20th and the Fund began investing in credit default swaps on that date. When the Fund was established, the Fund's management selected the Bear Stearns High Yield Index to be the benchmark index for the Fund. From July 20, 2004 to October 31, 2004 the Bear Stearns High Yield Index† showed a total aggregate return of 4.65%, while the Merit High Yield Fund showed a total aggregate return of 3.28% (without the deduction of the 4.75% maximum sales load) and 2.76% for the Class A and Class C Shares, respectively. The Fund's investment adviser not only directs investors to the Fund, but periodically issues its own BUY and SELL signals that move assets in and out of the Fund. The Fund's size will show considerable fluctuation as account holders or their money managers move funds in and out of the Fund.

On a total aggregate return basis, the Class A and Class C Shares of the Fund were up 3.18% and 2.50%, respectively, from the Fund's inception on May 14, 2004 through October 31, 2004 and the Fund's performance benchmark index, the Bear Stearns High Yield Index, showed a total aggregate return of 9.91% for that period. We believe that this difference in performance was primarily due to the fact that the Fund was new and still accumulating initial assets earlier in the period and was not invested in securities more closely resembling the Fund's investment strategy relating to current market conditions prior to July 20, 2004 (the commencement of the investment of Fund assets in securities other than cash, money market instruments, and short-term U.S. treasuries). The time from May 14th to July 20th was a short in duration, yet an important time period for the high yield market as indicated by the 5.03% increase in the Bear Stearns High Yield Index for that time period. Management believes that if they had been able to implement their investment strategy, it would have favorable impacted performance of both share classes.

Performance shown is for the period ended October 31, 2004. The performance data quoted above represents past performance, which is not a guarantee of future results. Investment return and principal value of an investment in the Fund will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance data may be lower or higher than the performance data quoted. To obtain more current performance data regarding the Fund, including performance data current to the Fund's most recent month-end, please call the Fund toll-free at 1-877-556-3730.

The return figures shown above do not reflect the deduction of a sales load with respect to the Class A Shares. The maximum sales load for the Fund's Class A Shares is 4.75%. If reflected, the sales load would reduce the performance quoted.

It has been a pleasure to serve as your Fund's investment advisor during the past few months. We realize that in the course of the coming year, your account may be invested in the Fund for only part of the time, but while you are our one of our shareholders, we will to do our best to help make your investment in the Merit High Yield Fund a profitable one.

Sincerely,

Merit Advisors, Inc.



J. Paul Cunningham
President

---

* **Credit Default Swap:** A CDS is generally a bilateral financial contract in which one party (credit protection buyer) pays a periodic premium (typically expressed in basis points) on a predetermined amount (notional amount) in exchange for a contingent payment from the other party (credit protection seller) to cover certain losses following a specific "credit event" on a specific asset covered by the CDS. The specific "credit event" can be negotiated but generally follows the definition promulgated by the International Swaps and Derivatives Association. Credit events generally cover, among other things, failure to pay, bankruptcy, restructuring, repudiation or moratorium, and acceleration. The premium, notional amount, reference assets, credit instrument, credit events, and other terms of the contract are negotiated between the credit protection buyer and credit protection seller at inception. CDSs can be funded (funded CDSs), in which the Fund's investment will take the form of a CDS embedded in a structured "credit-linked" note, or non-funded (synthetic or unfunded CDSs). There are certain risks associated with CDSs including, but not limited to, credit risk, counterparty risk, liquidity risk, risks of the cost of paying for credit protection if there are no credit events, pricing transparency when assessing the cost of a credit default swap, the need to fund the delivery obligation (either cash or the defaulted bonds, depending on whether the Fund is long or short the swap, respectively), market risk, structural risk, legal risk, and interest rate risk.

† The Bear Stearns High Yield Index presently comprises securities across a wide spectrum of industries with at least one year to maturity. All fixed-income, non-convertible, dollar-denominated securities rated both BB+ and Ba1 or lower (i.e. split-rated crossover issues are specifically not included) with outstanding par value of at least $100 million are included. The only general exceptions are for medium-term notes, asset-backed securities, and other types of secured paper.

MERIT HIGH YIELD FUND
Class A Shares

Performance Update - $10,000 Investment

For the period from May 14, 2004
(Date of Initial Public Investment)
through October 31, 2004



This graph depicts the performance of the Merit High Yield Fund - Class A Shares (the "Fund") versus the Bear Stearns High Yield Composite Index. It is important to note that the Fund is a professionally managed mutual fund while the index is not available for investment and is unmanaged. The comparison is shown for illustrative purposes only.

Cumulative Total Returns

	Since 05/14/04 (Date of Initial Public Investment)
No Sales Load	3.18 %
4.75% Maximum Sales Load	(1.72)%

➢ The graph assumes an initial $10,000 investment ($9,525 after maximum sales load of 4.75%) at May 14, 2004 (Date of Initial Public Investment). All dividends and distributions are reinvested.

➢ At October 31, 2004, the value of the Fund's Class A Shares would have decreased to $9,828 – a cumulative total investment return of (1.72)% since May 14, 2004. Without the deduction of the 4.75% maximum sales load, the value of the Fund's Class A Shares would have increased to $10,318 – a cumulative total investment return of 3.18% since May 14, 2004. The sales load may be reduced or eliminated for larger purchases.

➢ At October 31, 2004, the value of a similar investment in the Bear Stearns High Yield Composite Index would have increased to $10,991 – a cumulative total investment return of 9.91% since May 14, 2004.

The performance information quoted above represents past performance, which is not a guarantee of future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. An investor may obtain performance data current to the most recent month-end by visiting www.ncfunds.com.

The graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Cumulative total returns are historical in nature and measure net investment income and capital gain or loss from portfolio investments assuming reinvestments of dividends.

MERIT HIGH YIELD FUND
Class C Shares

Performance Update - $10,000 Investment

For the period from May 14, 2004
(Date of Initial Public Investment)
through October 31, 2004



This graph depicts the performance of the Merit High Yield Fund - Class C Shares (the "Fund") versus the Bear Stearns High Yield Composite Index. It is important to note that the Fund is a professionally managed mutual fund while the index is not available for investment and is unmanaged. The comparison is shown for illustrative purposes only.

Cumulative Total Returns

Since 05/14/04 (Date of Initial Public Investment)
2.50 %

➢ The graph assumes an initial $10,000 investment at May 14, 2004 (Date of Initial Public Investment). All dividends and distributions are reinvested.

➢ At October 31, 2004, the value of the Fund's Class C Shares would have grown to $10,250 – a cumulative total investment return of 2.50% since May 14, 2004.

➢ At October 31, 2004, the value of a similar investment in the Bear Stearns High Yield Composite Index would have increased to $10,991 – a cumulative total investment return of 9.91% since May 14, 2004.

The performance information quoted above represents past performance, which is not a guarantee of future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. An investor may obtain performance data current to the most recent month-end by visiting www.ncfunds.com.

The graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Cumulative total returns are historical in nature and measure net investment income and capital gain or loss from portfolio investments assuming reinvestments of dividends.

MERIT HIGH YIELD FUND

PORTFOLIO OF INVESTMENTS

October 31, 2004

		Principal	Coupon / Implied Rate	Maturity Date		Value (note 1)
U.S. GOVERNMENT AND AGENCY OBLIGATIONS - 36.52%						
Federal Home Loan Bank Discount Note	$	14,000,000	0.000%	11/03/04	$	13,998,686
Federal Home Loan Bank Discount Note		13,000,000	0.000%	11/04/04		12,998,158
(Cost $26,996,844)						26,996,844
FIXED INCOME DERIVATIVE SECURITIES - 11.14%						
Dow Jones CDX NA HY1		3,000,000	7.750%	12/29/09		3,084,375
Dow Jones CDX NA HY2		4,000,000	6.380%	12/29/09		4,125,000
Dow Jones CDX NA HY3		1,000,000	8.000%	12/29/09		1,022,500
(Cost $8,134,696)						8,231,875
INVESTMENT COMPANY - 2.94%						
Evergreen Institutional Money Market Fund		2,171,225				2,171,225
(Cost $2,171,225)						
Total Value of Investments (Cost $37,302,765 (a))				50.60 %	$	37,399,944
Other Assets Less Liabilities				49.40 %		36,515,751
Net Assets				100.00 %	$	73,915,695

(a) Aggregate cost for financial reporting and federal income tax purposes is the same. Unrealized appreciation/ (depreciation) of investments for financial reporting and federal income tax purposes is as follows:

Aggregate gross unrealized appreciation	$	97,179
Aggregate gross unrealized depreciation		0
Net unrealized appreciation	$	97,179

See accompanying notes to financial statements

MERIT HIGH YIELD FUND

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2004

ASSETS

Investments, at value (cost $37,302,765)	$	37,399,944
Cash		182,643
Income receivable		172,921
Receivable for investments sold		4,188,139
Receivable for fund shares sold		32,037,833
Other asset		18,300
Total assets		73,999,780

LIABILITIES

Accrued expenses		62,638
Payable for fund shares redeemed		21,447
Total liabilities		84,085

NET ASSETS	$	73,915,695

NET ASSETS CONSIST OF

Paid-in capital	$	73,976,644
Undistributed net investment income		9,508
Accumulated net realized loss on investments		(167,636)
Net unrealized appreciation on investments		97,179
	$	73,915,695

CLASS A SHARES

Net asset value, redemption and offering price per share		
($73,863,799 ÷ 3,610,259 shares outstanding; unlimited		
shares of no par value beneficial interest authorized)	$	20.46
Maximum offering price per share (100 ÷ 95.25 of $20.46)	$	21.48

CLASS C SHARES

Net asset value, redemption and offering price per share		
($51,896 ÷ 2,548 shares outstanding; unlimited		
shares of no par value beneficial interest authorized)	$	20.37

See accompanying notes to financial statements

MERIT HIGH YIELD FUND

STATEMENT OF OPERATIONS

For the Period from May 14, 2004
(Date of Initial Public Investment)
through October 31, 2004

NET INVESTMENT INCOME

Income

Interest	$	1,240,506
Dividends		20,229
Total income		1,260,735

Expenses

Investment advisory fees (note 2)	240,538
Fund administration fees (note 2)	48,270
Distribution and service fees - Class A Shares (note 3)	70,712
Distribution and service fees - Class C Shares (note 3)	139
Custody fees (note 2)	9,881
Registration and filing administration fees (note 2)	6,774
Fund accounting fees (note 2)	19,378
Audit & tax preparation fees	22,077
Legal fees	9,194
Securities pricing fees	117
Shareholder recordkeeping fees (note 2)	12,411
Shareholder servicing expenses	17,580
Registration and filing expenses	58,309
Printing expenses	2,110
Trustee fees and meeting expenses	10,285
Other operating expenses	7,004
Total expenses	534,779
Less investment advisory fees waived (note 2)	(35,486)
Net expenses	499,293
Net investment income	761,442

REALIZED AND UNREALIZED LOSS ON INVESTMENTS

Net realized loss from investment transactions		(167,636)
Change in unrealized appreciation on investments		97,179
Net realized and unrealized loss on investments		(70,457)
Net increase in net assets resulting from operations	$	690,985

See accompanying notes to financial statements

MERIT HIGH YIELD FUND

STATEMENT OF CHANGES IN NET ASSETS

For the Period from May 14, 2004
(Date of Initial Public investment)
through October 31, 2004

INCREASE IN NET ASSETS

Operations

Net investment income	$	761,443
Net realized loss from investment transactions		(167,636)
Change in unrealized appreciation on investments		97,179
Net increase in net assets resulting from operations		690,986

Distributions to shareholders from

Net investment income - Class A Shares		(751,605)
Net investment income - Class C Shares		(330)
Decrease in net assets resulting from distributions		(751,935)

Capital share transactions

Increase in net assets resulting from capital share transactions (a)		73,976,644
Total increase in net assets		73,915,695

NET ASSETS

Beginning of period		0
End of period (including undistributed net investment income of $9,508 in 2004)	$	73,915,695

(a) A summary of capital share activity follows:

	Shares		Value
CLASS A SHARES			
Shares sold	13,754,398	$	276,362,109
Shares issued for reinvestment of distributions	34,363		693,001
Shares redeemed	(10,178,502)		(203,130,907)
Net increase	3,610,259	$	73,924,203
CLASS C SHARES			
Shares sold	11,277	$	226,493
Shares issued for reinvestment of distributions	16		330
Shares redeemed	(8,745)		(174,382)
Net increase	2,548	$	52,441
FUND SUMMARY			
Shares sold	13,765,675	$	276,588,602
Shares issued for reinvestment of distributions	34,379		693,331
Shares redeemed	(10,187,247)		(203,305,289)
Net increase	3,612,807	$	73,976,644

See accompanying notes to financial statements

MERIT HIGH YIELD FUND

FINANCIAL HIGHLIGHTS

(For a Share Outstanding Throughout the Period)

For the Period from May 14, 2004
(Date of Initial Public Investment)
through October 31, 2004

	CLASS A SHARES	CLASS C SHARES
Net asset value, beginning of period	$ 20.00	$ 20.00
Income from investment operations		
Net investment income	0.17	0.12
Net realized and unrealized gain on investments	0.46	0.38
Total from investment operations	0.63	0.50
Distributions to shareholders from		
Net investment income	(0.17)	(0.13)
Net asset value, end of period	$ 20.46	$ 20.37
Total return	3.18 % (b)	2.50 %
Ratios/supplemental data		
Net assets, end of period	$ 73,863,799	$ 51,896
Ratio of expenses to average net assets (a)		
Before expense reimbursements and waived fees	1.89 %	2.59 %
After expense reimbursements and waived fees	1.76 %	2.45 %
Ratio of net investment income to average net assets (a)		
Before expense reimbursements and waived fees	2.57 %	2.01 %
After expense reimbursements and waived fees	2.69 %	2.16 %
Portfolio turnover rate	1447.63 %	1447.63 %

(a) Annualized.

(b) Total return does not reflect payment of a sales charge.

See accompanying notes to financial statements

MERIT HIGH YIELD FUND

NOTES TO FINANCIAL STATEMENTS

October 31, 2004

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER INFORMATION

The Merit High Yield Fund (the **"Fund"**) is a non-diversified series of shares of beneficial interest of the Merit Advisors Investment Trust (the **"Trust"**), a registered open-end management investment company. The Trust was organized on December 10, 2003 as a Delaware Statutory Trust and is registered under the Investment Company Act of 1940, as amended (the **"Act"**). The Fund began operations on May 14, 2004. The primary investment objective of the Fund is to seek high current income and its secondary objective is to seek capital appreciation. The Fund has an unlimited number of authorized shares, which are divided into two classes – Class A Shares and Class C Shares.

Each class of shares has equal rights as to the assets of the Fund, and the classes are identical except for differences in their sales charge structures and ongoing distribution and service fees. Income, expenses, and realized and unrealized gains or losses on investments are allocated to each class of shares based upon its relative net assets. Class A Shares purchased are subject to a maximum sales charge of 4.75%. All classes have equal voting privileges, except where otherwise required by law or when the Board of Trustees determines that the matter to be voted on affects only the interests of the shareholders of a particular class. The following is a summary of significant accounting policies followed by the Fund.

A. **Security Valuation -** The Fund's investments in securities are carried at value. Securities listed on an exchange or quoted on a national market system are valued at the last sales price at the close of normal trading of the New York Stock Exchange, generally 4:00 p.m. Eastern Time. Other securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the most recent bid price. Securities for which market quotations are not readily available or which cannot be accurately valued using the Fund's normal pricing procedures, if any, are valued following procedures approved by the Board of Trustees of the Trust (the **"Trustees"**). Short-term investments are valued at cost, which approximates value.

B. **Restricted Security Transactions** – Restricted securities held by the Fund may not be sold except in exempt transactions or in a public offering registered under the Securities Act of 1933. The risk of investing in such securities is generally greater than the risk of investing in the securities of widely held, publicly traded companies. Lack of a secondary market and resale restrictions may result in the inability of the Fund to sell a security at a fair price and may substantially delay the sale of the security it seeks to sell. In addition, these securities may exhibit greater price volatility that securities for which secondary markets exist.

The following schedule displays the restricted securities currently owned by the Fund:

Security Description	Acquisition Date	Acquisition Cost	Value	Value as % of Net Assets
Dow Jones CDX NA HY1	08/26/04	$ 3,049,375	$ 3,084,375	4.17%
Dow Jones CDX NA HY2	09/09/04	4,075,000	4,125,000	5.58%
Dow Jones CDX NA HY3	09/14/04	1,013,125	1,022,500	1.38%

C. **Federal Income Taxes** - No provision has been made for federal income taxes since the Fund intends to distribute substantially all taxable income to shareholders. It is the policy of the Fund to comply with the provisions of the Internal Revenue Code applicable to regulated investment companies and to make sufficient distributions of taxable income to relieve it from all federal income taxes.

(Continued)

MERIT HIGH YIELD FUND

NOTES TO FINANCIAL STATEMENTS

October 31, 2004

The Fund has capital loss carryforwards for federal income tax purposes of $103,135 of which $103,135 expires in the year 2012. It is the intention of the Board of Trustees of the Trust not to distribute any realized gains until the carryforwards have been offset or expire.

D. **Investment Transactions -** Investment transactions are recorded on the trade date. Realized gains and losses are determined using the specific identification cost method. Interest income is recorded daily on an accrual basis. Dividend income is recorded on the ex-dividend date.

E. **Distributions to Shareholders -** The Fund may declare dividends on a date selected by the Trustees. Distributions to shareholders, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

F. **Use of Estimates -** The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of assets, liabilities, expenses and revenues reported in the financial statements. Actual results could differ from those estimates.

NOTE 2 - INVESTMENT ADVISORY FEE AND OTHER RELATED PARTY TRANSACTIONS

Pursuant to an investment advisory agreement, Merit Advisors, Inc. (the **"Advisor"**) provides guidance and policy direction in connection with its daily management of the Fund's assets. The Advisor is also responsible for the selection of broker-dealers for executing portfolio transactions, subject to the brokerage policies established by the Trustees, and provides certain executive personnel to the Fund. As compensation for its services, the Advisor receives a fee at the annual rate of 0.85% of the Fund's average daily net assets. The Advisor has entered into a contractual agreement (the **"Expense Limitation Agreement"**) with the Fund under which it has agreed to waive or reduce its fees and to assume other expenses of the Fund, if necessary, in an amount that limits the Fund's total operating expenses (exclusive of interest, taxes, brokerage fees and commissions, extraordinary expenses, and payments, if any, under a Rule 12b-1 Plan) to not more than 1.95% of the average daily net assets of the Fund for the fiscal year ending October 31, 2004. As a result, the Fund's "Total Annual Operating Expenses" (excluding interest, taxes, brokerage fees and commissions, and extraordinary expenses) will be limited to 2.20% for the Class A Shares, which includes 0.25% for distribution and service fees and limited to 2.95% for the Class C Shares, which includes 1.00% for the distribution and service fees. There can be no assurance that the Expense Limitation Agreement will continue in the future. Pursuant to the Expense Limitation Agreement, the Advisor has waived a portion of its fee amounting to $35,486 ($0.01 per share) for the period ended October 31, 2004.

Pursuant to an investment sub-advisory agreement, Avondale Investments, LLC (the **"Sub-Advisor"**) provides the Advisor with advice and recommendations as to possible investment decisions for the Fund and in the selection of broker-dealers for executing portfolio transactions, subject to the brokerage policies established by the Trustees. The Sub-Advisor receives from the Advisor monthly compensation based on the Fund's average daily net assets at the annual rate of 0.375% for its sub-advisory services to the Fund. The Fund does not pay a direct fee to the Sub-Advisor

(Continued)

MERIT HIGH YIELD FUND

NOTES TO FINANCIAL STATEMENTS

October 31, 2004

The Fund's administrator, The Nottingham Company (the **"Administrator"**), provides administrative services to and is generally responsible for the overall management and day-to-day operations of the Fund pursuant to a fund accounting and compliance agreement with the Trust. As compensation for its services, the Administrator receives a fee at the annual rate of 0.175% of the Fund's first $50 million of average daily net assets, 0.150% of the next $50 million, 0.125% of the next $50 million, 0.100% on the next $50 million, and 0.075% of average daily net assets over $200 million, with a minimum administration fee of $2,000 per month. The Administrator also receives a monthly fund accounting fee of $2,250 for the first class of shares of the Fund and $750 for each additional class of shares of the Fund and an asset based fee of 0.01% of the annual net assets for accounting and recordkeeping services for the Fund. The Administrator will also receive the following to procure and pay the custodian for the Trust: 0.020% on the first $100 million of the Fund's net assets and 0.009% on all assets over $100 million plus transaction fees with a minimum fee of $400 per month. The Administrator will also charge the Fund for certain expenses involved with the daily valuation of portfolio securities, which are believed to be immaterial in amount.

NC Shareholder Services, LLC (the **"Transfer Agent"**) serves as the Fund's transfer, dividend paying, and shareholder servicing agent. The Transfer Agent maintains the records of each shareholder's account, answers shareholder inquiries concerning accounts, processes purchases and redemptions of Fund shares, acts as dividend and distribution disbursing agent, and performs other shareholder servicing functions. The Transfer Agent will be compensated for its services based upon a $15 fee per shareholder per year, subject to a minimum fee of $1,750 per month, plus $500 per month for each additional class of shares. In addition, the Transfer Agent shall be entitled to reimbursement of actual out-of-pocket expenses incurred by the Transfer Agent on behalf of the Trust or the Fund.

Capital Investment Group, Inc. (the **"Distributor"**) serves as the Fund's principal underwriter and distributor. The Distributor receives any sales charges imposed on purchases of shares and re-allocates a portion of such charges to dealers through whom the sale was made. For the period ended October 31, 2004, the Distributor retained sales charges in the amount of $559.

Certain Trustees and officers of the Trust are also officers of the Advisor or the Administrator.

NOTE 3 - DISTRIBUTION AND SERVICE FEES

The Trustees, including the Trustees who are not "interested persons" of the Trust as defined in the Act adopted a distribution and service plan pursuant to Rule 12b-1 of the Act (the **"Plan"**) applicable to the Class A Shares and Class C Shares. The Act regulates the manner in which a regulated investment company may assume costs of distributing and promoting the sales of its shares and servicing of its shareholder accounts.

The Plan provides that the Fund may incur certain costs, which may not exceed 0.25% and 1.00% per annum of the average daily net assets of Class A Shares and Class C Shares, respectively, for each year elapsed subsequent to adoption of the Plan, for payment to the Distributor and others for items such as advertising expenses, selling expenses, commissions, travel, or other expenses reasonably intended to result in sales of Class A Shares and Class C Shares in the Fund or support servicing of Class A Shares' and Class C Shares' shareholder accounts. Such expenditures incurred as service fees may not exceed 0.25% per annum of the Class A Shares' and Class C Shares' average daily net assets. The Fund incurred $70,712 of such expenses for the Class A Shares and $139 of such expenses for the Class C Shares under the Plan for the period ended October 31, 2004.

(Continued)

MERIT HIGH YIELD FUND

NOTES TO FINANCIAL STATEMENTS

October 31, 2004

NOTE 4 - INFORMATION ABOUT SHAREHOLDER EXPENSES

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, which may include sales charges (loads) on purchase payments and (2) ongoing costs, including management fees; distribution (12b-1) fees; and other Fund expenses. This example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period as indicated below.

A.   **Actual Expenses** – The first line of the table below provides information about the actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.

B.   **Hypothetical Example for Comparison Purposes** – The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed annual rate of return of 5% before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds by comparing this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads) on purchase payments. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Total Return	Beginning Account Value May 14, 2004	Ending Account Value October 31, 2004	Expenses Paid During Period[2]
Actual return for Class A Shares	3.18%	$ 1,000.00	$ 1,031.80	$ 8.38
Actual return for Class C Shares	2.50%	$ 1,000.00	$ 1,025.00	$ 11.62
Hypothetical return for Class A Shares[1]	5.00%	$ 1,000.00	$ 1,015.18	$ 8.31
Hypothetical return for Class C Shares[1]	5.00%	$ 1,000.00	$ 1,011.95	$ 11.55

[1]   The hypothetical return of 5.00% is the annual return before expenses.
[2]   Expenses are equal to the Fund's annualized expense ratio (1.76% and 2.45% for the Class A Shares and Class C Shares, respectively) multiplied by the average account value over the period.

(Continued)

MERIT HIGH YIELD FUND

ADDITIONAL INFORMATION

October 31, 2004

NOTE 5 - PURCHASES AND SALES OF INVESTMENTS

Purchases and sales of investments, excluding long-term U.S. government securities and short-term obligations, aggregated $183,792,563 and $175,494,375, respectively, for the period ended October 31, 2004. Purchases and sales of long-term U.S. government securities aggregated $21,497,591 and $21,500,000, respectively, for the period ended October 31, 2004.

PROXY VOTING POLICY

A copy of the Trust's Proxy Voting and Disclosure Policy and the Advisor's Proxy Voting and Disclosure Policy are included as Appendix B to the Fund's Statement of Additional Information and is available, without charge, upon request, by calling 1-800-773-3863.   After June 30, 2004, information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 will be available (1) without charge, upon request, by calling the Fund at the number above and (2) on the SEC's website at http://www.sec.gov.

PORTFOLIO HOLDINGS

The Fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The Fund's Forms N-Q are available on the SEC's website, beginning with the January 31, 2005 reports, at http://www.sec.gov. You may review and make copies at the SEC's Public Reference Room in Washington, D.C. You may also obtain copies after paying a duplicating fee by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102 or by electronic request to publicinfo@sec.gov. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 202-942-8090.

(Continued)

MERIT HIGH YIELD FUND

ADDITIONAL INFORMATION

October 31, 2004
(Unaudited)

INFORMATION ABOUT TRUSTEES AND OFFICERS

The business and affairs of the Fund and the Trust are managed under the direction of the Trustees. Information concerning the Trustees and officers of the Trust and Fund is set forth below. Generally, each Trustee and officer serves an indefinite term or until certain circumstances such as their resignation, death, or otherwise as specified in the Trust's organizational documents. Any Trustee may be removed at a meeting of shareholders by a vote meeting the requirements of the Trust's organizational documents. The Statement of Additional Information of the Fund includes additional information about the Trustees and officers and is available, without charge, upon request by calling the Fund toll-free at 1-800-773-3863. The address of each Trustee and officer, unless otherwise indicated below, is 116 South Franklin Street, Rocky Mount, North Carolina 27804. The Independent Trustees received aggregate compensation of $2,700 during the fiscal year ended October 31, 2004 from the Fund for their services to the Fund and Trust. The Interested Trustees and officers did not receive compensation from the Fund for their services to the Fund and Trust.

Name, Age and Address	Position(s) held with Fund/Trust	Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships Held by Trustee
Independent Trustees					
Jack E. Brinson, 72	Trustee, Chairman	Since 3/2004	Mr. Brinson has been retired since January, 2000. Mr. Brinson previously was the President of Brinson Investment Co. (personal investments) and the President of Brinson Chevrolet, Inc. (auto dealership).	1	Mr. Brinson serves as an Independent Trustee of the following: de Leon Funds Trust for the one series of that trust; Gardner Lewis Investment Trust for the three series of that trust; Hillman Capital Management Investment Trust for the two series of that trust; MurphyMorris Investment Trust for the one series of that trust; New Providence Investment Trust for the one series of that trust; The Nottingham Investment Trust II for the seven series of that trust; and Merit Advisors Investment Trust II for the one series of that trust (all registered investment companies).
Theo H. Pitt, Jr., 68	Trustee	Since 3/2004	Mr. Pitt has been the Senior Partner of Community Financial Institutions Consulting since 1997. Mr. Pitt has also been an Account Administrator at Holden Wealth Management Group of Wachovia Securities (money management firm) since September, 2003.	1	Mr. Pitt serves as an Independent Trustee of the following: de Leon Funds Trust for the one series of that trust; Gardner Lewis Investment Trust for the three series of that trust; Hillman Capital Management Investment Trust for the two series of that trust; MurphyMorris Investment Trust for the one series of that trust; and Merit Advisors Investment Trust II for the one series of that trust (all registered investment companies).

(Continued)

MERIT HIGH YIELD FUND

ADDITIONAL INFORMATION

October 31, 2004
(Unaudited)

Name, Age and Address	Position(s) held with Fund/Trust	Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships Held by Trustee
Independent Trustees					
J. Buckley Strandberg, 44	Trustee	Since 3/2004	Mr. Strandberg has been President of Standard Insurance and Realty (insurance and property management) since 1982.	1	Mr. Strandberg serves as an Independent Trustee of The Nottingham Investment Trust II for the seven series of that trust; and Merit Advisors Investment Trust II for the one series of that trust (all registered investment company).
Interested Trustees*					
J. Paul Cunningham, 76	Trustee, President	Since 3/2004	Mr. Cunningham is an Investment Advisor at the Advisor and has served as its President since 1988.	1	None
Donald L. Dillingham, 42	Trustee, Vice President, Treasurer	Since 3/2004	Mr. Dillingham is an Investment Advisor at the Advisor and has served as its Vice President since 2003. Mr. Dillingham is also an Investment Advisor at the Sub-Advisor and has served as its President since 2001. Mr. Dillingham previously was Customer Service Manager/Institutional Investment (1999-2001) and Relationship Manager/Investments (1998-1999) at Bank One Corporation in its Investment Management Group.	1	None
* Each of the Interested Trustees is an Interested Trustee because each is an officer and employee of the Advisor.					
Other Officers					
C. Frank Watson III, 34	Secretary	Since 3/2004	Mr. Watson has been the President and Chief Operating Officer of The Nottingham Company, the Fund's administrator, since 1999. Mr. Watson previously was the Chief Operating Officer of The Nottingham Company.	n/a	n/a
Julian G. Winters, 35	Asst. Secretary and Asst. Treasurer	Since 3/2004	Mr. Winters has been the Vice President of Compliance Administration at The Nottingham Company since 1998.	n/a	n/a



Deloitte.

Deloitte & Touche LLP

Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of Merit Advisors Investment Trust
and Shareholders of The Merit High Yield Fund:

We have audited the accompanying statement of assets and liabilities of The Merit High Yield Fund (the "Fund"), including the portfolio of investments as of October 31, 2004, and the related statement of operations, the statements of changes in net assets, and the financial highlights for the period from May 14, 2004 (date of initial public investment) through October 31, 2004. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of October 31, 2004, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of The Merit High Yield Fund as of October 31, 2004 and the results of its operations, the changes in its net assets, and the financial highlights for the period from May 14, 2004 (date of initial public investment) through October 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

December 22, 2004

Member of
Deloitte Touche Tohmatsu

MERIT HIGH YIELD FUND

a series of the Merit Advisors Investment Trust